UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry Nr. 0593

FURTHER INFORMATION ON MATERIAL EVENT ON MERGER WITH FALABELLA

To:
Guillermo Larraín Ríos
Securities and Insurance Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449

Dear Mr. Larraín:

As per your request in letter Nr. 05483 dated May 18, 2007, sent by the Commission, I hereby provide additional information on the MATERIAL EVENT advised on May 17th regarding the merger of Distribución y Servicio D&S S.A (“D&S”) and S.A.C.I. Falabella (“Falabella”) by forwarding you a copy of the merger agreement entered into between the controlling shareholders of D&S and of Falabella who signed the same.

Sincerely,

/signed/
Enrique Ostalé Cambiaso
General Manager
Distribución y Servicio D&S S.A.

Cc:	Santiago Securities Exchange
Chile Electronic Exchange
Valparaiso Securities Exchange
Risk Rating Commission

MERGER AGREEMENT

AGREEMENT, made in Santiago, Chile, on May 17, 2007, entered into by and between a majority of the controlling shareholders of S.A.C.I. Falabella (the “Falabella Group”), of the first part; and, of the second part, the controlling shareholders of Distribución y Servicio D&S S.A (the “D&S Group”), both groups as identified in the signature page hereof. Each party shall be individually referred to as a “Party” and both, collectively, shall be referred to as the “Parties”.

The individuals who enter into this Merger Agreement bind themselves hereunder pro se and by virtue of their respective controlled affiliates in the interest held by the Falabella Group in S.A.C.I. Falabella and in the interest held by the D&S Group in Distribución y Servicio D&S S.A. under article 1450 of the Civil Code.

1) SCOPE OF AGREEMENT

The Falabella Group and the D&S Group have agreed to merge S.A.C.I. Falabella (“Falabella”) and Distribución y Servicio D&S S.A. (“D&S”) on the terms set forth in articles 99 and 100 of Law 18046 (the “Merger”), in order to integrate the business plans of Falabella and D&S and thus create a platform for business development in the national territory and in particular in the international markets.

Once the Merger is consummated, the shareholders of Falabella and the shareholders of D&S shall become shareholders of the surviving company. To this end, one of the companies, either Falabella or D&S, will be merged with and into the other. The determination of which of the two companies, Falabella or D&S, will be the surviving company (the “Surviving Company”) shall be made considering efficiency-related factors only, with regard to (i) the time and expediency of the procedure required to consummate the Merger and (ii) the convenience of the Surviving Company from a taxation perspective.

2)  NAME OF SURVIVING COMPANY

The name of the Surviving Company shall be determined in the course of the Merger meetings.

The decision in relation to the name of the Surviving Company shall be made by a committee of nine members designated by the Parties ratably to the interest that each Party shall hold in the merged entity, i.e. seven members designated by the Falabella Group and two members designated by the D&S Group. The decision shall be made by an absolute majority and individual votes, upon deliberation, and each committee member may discuss his or her points of view.

3)  EXCHANGE RATIO

The Parties agree that the shares of the Surviving Company shall be apportioned among the shareholders of pre-Merger Falabella and the shareholders of pre-Merger D&S, at a rate of 77% and 23%, respectively.

4) BOARD OF DIRECTORS OF THE SURVIVING COMPANY

The Surviving Company shall have a board of directors composed of 11 members.

In case of death, resignation, removal or inability to exercise a directorship by any director designated by any of the Parties, the Parties agree, through the other directors designated by them or any other adequate legal mechanism, to replace the outgoing director with the person indicated by the Party who originally designated said outgoing director. This paragraph shall apply to all boards of directors.

Each of the members of the Falabella Group individually agrees, for the benefit of the D&S Group, that as long as the D&S Group holds such number of shares as allow it to designate one director in the Surviving Company, and as long as the parties to the shareholders’ agreement of Falabella (the “Falabella Agreement”) maintain control over the Surviving Company:

(a)
The D&S Group shall have the same right to designate one director in the Relevant Subsidiaries and other subsidiaries of the Surviving Company as a party to the Falabella Agreement who holds sufficient shares issued by the Surviving Company to designate one director of the Surviving Company. To the extent that no third party holds any interest in a Relevant Subsidiary, the D&S Group shall always have the right to designate a director; and

(b)
The D&S Group shall designate at least four directors of the food subsidiary, including the director to whom it is entitled pursuant to paragraph (a) above, provided that if the D&S Group no longer holds an 11.4% interest in the shares of the Surviving Company and that if the Falabella Group combined with the D&S Group are unable to designate nine directors, the number of directors designated by the D&S Group shall be three. One of the directors designated by the D&S Group shall be the Chairman of the food subsidiary. The provisions of this paragraph (b) shall apply for a term of six years from the date of the Merger.

Relevant Subsidiaries shall be the companies that engage in the following businesses:

(i)	department stores;
(ii)	food sales;
(iii)	sale of construction materials and home improvement products;
(iv)	consumer loans;
(v)	Banco Falabella; and
(vi)	Real estate (Saitec and Rentas Falabella).

The Relevant Subsidiaries shall have 11 directors.

5) OTHER RIGHTS OF THE PARTIES

1.
Nothing provided herein (including the provisions of Section 4) shall restrict the right of the D&S Group and of the Falabella Group to dispose of all or part of their equity interest in the Surviving Company, with all the rights accruing thereto.

2.
In relation to the shares held by the D&S Group in excess of 8.3334% of the shares issued by the Surviving Company and as long as they are held by it, the D&S Group shall exercise the voting rights corresponding to those shares as provided in the Falabella Agreement and as instructed to that effect by a representative designated by the Falabella Group, for a period of six years from the Merger. The D&S Group may dispose of these shares without any restriction, with all the voting rights accruing thereto included, at any time.

3.
To the extent permitted by applicable law, the D&S Group may require, at its own cost, at any time and for up to a maximum of three times, that the Surviving Company assist the D&S group in order that the latter sell the shares it holds through one or more public offers, duly registered. Likewise, if the Surviving Company considers conducting an offer of newly issued shares, the D&S Group may include in the respective offer by the Surviving Company shares held by the D&S Group, and the D&S Group shall contribute funds in such case to pay its ratable portion of the total offer expenses.

4.
Within 60 days following the date of this Agreement, the Falabella Group shall advise the D&S Group whether it grants the D&S group an option to adhere to the Falabella Agreement. To this end, and concurrently with said notice, the Falabella Group shall provide the execution version of the Falabella Agreement regarding which the D&S Group may exercise the option. Upon granting of said option, the D&S Group shall be required to exercise the same within 60 days.

6) DIVIDEND POLICY

The Parties agree that the dividend policy of the Surviving Company shall be to distribute, every year, at least 40% of the annual profits that are distributable in accordance with the law and other applicable regulations, provided the consolidated debt/equity ratio o the Surviving Company shall be 1:1 or less.

7) MERGER MECHANICS

The Merger shall be conducted through a merger by absorption as provided in articles 99 and 100 of Law 18,046. In the silence of those provisions and this Agreement, the Parties shall opt for such statutory mechanisms and corporate vehicles as equitably maximize the benefits and minimize the costs for the shareholders of Falabella and the shareholders of D&S.

8) ADDITIONAL ACTS AND CONTRACTS TO CONSUMMATE THE MERGER

The obligations assumed by the Parties include their individual obligation to have the shareholders’ meetings of Falabella and D&S, as applicable, vote in favor of the Merger of both companies on the terms provided herein and as soon as reasonably practicable. To this end, the Parties shall make their best efforts to carry out and enter into the definitive acts and contracts deemed necessary or convenient to consummate the agreements set forth herein (the “Definitive Contracts”) within 90 days from the date hereof, which shall have the nature of a hold-over period and not of a deadline. Once the aforementioned 90-day term is over, any member of the Falabella Group or of the D&S Group may require the Deliberative Body referred to in Exhibit A to this Merger Agreement to fulfill its mandate.

In this Agreement and in the Definitive Contracts, the Falabella Group and the D&S Group bind themselves, in their capacity as shareholders representing, respectively and collectively, the percentage necessary to meet the requisite quorum and majorities to approve the Merger in accordance with applicable laws, regulations and bylaws, regardless of whether the Falabella Group and the D&S Group hold the respective percentage by themselves or not.

9) TRANSITION PERIOD

Between the date of this Merger Agreement and the date when the Merger is consummated (the “Transition Period”), the Falabella Group, on the one hand, and the D&S Group, on the other, agree to have Falabella or D&S, as applicable (the “Respective Controlled Entity”) (including, unless otherwise expressly indicated, the companies controlled by the Respective Controlled Entity”), continue conducting its activities and businesses (the “Business”) as it has done in the past. Likewise, the Parties agree to make their best efforts to (i) maintain the business organization established by the Respective Controlled Entity, (ii) maintain in force and effect the authorizations and permits whereby the Respective Controlled Entity currently conducts its activities, and (iii) maintain existing relationships with customers, vendors, workers, creditors, regulators and supervisors of the Respective Controlled Entity in order that the financial condition and the Business of the Respective Controlled Entity as an ongoing activity taken as a whole should not be adversely affected during the Transition Period. Without any limitation to the generality of the obligation to preserve the Business, each Party agrees to have its Respective Controlled Entity perform the affirmative and negative covenants indicated below, the breach of which, as well as of the generality of the obligation to preserve the Business, shall be sanctioned with the penalty referred to in Section 11):

1.
Refrain from materially modifying the businesses and activities of the Respective Controlled Entity. For the avoidance of doubt, it is hereby noted that the securitization of accounts receivable shall not be deemed a breach of this paragraph;

2.	Refrain from disposing any asset of material importance for the conduct of the business of the Respective Controlled Entity as it has done in the past;

3.
Refrain from distributing dividends in excess of US$220 million, taking both companies as a whole, being able to distribute, in each period of 12 months from this date and until the consummation of the Merger: (i) in the case of Falabella, a maximum of US$169.4 million; and (ii) in the case of D&S, a maximum of US$50.6 million. It is hereby noted that this amount does not include the dividend paid by D&S on May 17, 2007, nor the right of Falabella to pay out a pre-Merger dividend in the sum of $9 per share;

4.
Refrain from agreeing to or conducting any reduction in capital or from approving any stock repurchase program. Pre-Merger capital increases shall only be conducted if funds are used in relation to a specific project and, in such case, the company that does not increase capital may increase capital so that the agreed proportion for the distribution of shares in the Surviving Company once the Merger is consummated is not altered. The capital increase previously agreed in Falabella and pending underwriting shall be governed by this same rule. The exception to this rule shall be the capital increase approved in Falabella at a shareholders’ meeting held on April 24, 2007, destined to the executive incentives plan;

5.
In general, refrain from encouraging or permitting any operation, act, contract or situation related to the Respective Controlled Entity or its assets such as is incompatible with the consummation of the Merger on the terms set forth in this Merger Agreement.

Moreover, the Parties agree to the following during the Transition Period:

(a)
To designate a Transition Committee comprised of three members of each Group, the purpose of which shall be, to the extent permitted by law, to coordinate the Merger process. This Committee shall take minutes.

(b)
To have its Respective Controlled Entity execute, within 10 business days following the date hereof, a confidentiality agreement the effective term of which shall not exceed the date of the Merger, providing the obligation to preserve and maintain the confidential character of the information exchanged between the Respective Controlled Entities during the Transition Period.

10) CONDITIONS TO CONSUMMATE THE MERGER

The obligation to consummate the Merger shall be subject to the following conditions (the fulfillment or breach of which shall be verified by the Deliberative Body referred to in Exhibit A hereto):

1.
That no administrative, judicial, legal or other resolution or standard exist that, as a result of the transaction contemplated hereby, imposes a significant restriction or otherwise has a material adverse impact on the freedom of the Surviving Company to conduct the businesses that Falabella and D&S have separately conducted in the past;

2.
That Falabella and D&S shall have complied with the provisions of Section 9) or otherwise (notwithstanding imposition of the penalty referred to Section 11)), the Falabella Group or the D&S Group (the “Affected Party”), depending on whether D&S or Falabella is the company that fails to perform such obligations, waives the condition in question at its entire discretion;

3.
That between this date and the date on which the Merger is to be consummated, no event or circumstance shall have occurred other than events or circumstances affecting the general economy of the countries in which they operate, such as have a material adverse impact on the value of Falabella or D&S, unless the Affected Party waives this condition at its entire discretion;

4.
Register or maintain the registration of the Surviving Company with the U.S. Securities and Exchange Commission (“SEC”), to which end, as of the Merger date, it must have commenced the registration process with said authority. Once 3 years elapse from the Merger and if so determined by two thirds of the directors of the Surviving Company, the SEC registration will be cancelled.

11) BREACH OF SECTION 9) COVENANTS

In case of any breach of the covenants in Section 9) above, a penalty shall be imposed in the equivalent of twice the damage sustained by the Affected Party, as determined by the Deliberative Body, notwithstanding the possibility that, if applicable, the penalty referred to in Section 15) hereof shall be additionally imposed.

12) REPRESENTATIONS AND WARRANTIES

The representations and warranties set forth in Exhibit B hereto shall govern.

13) OBLIGATIONS BINDING AND ENFORCEABLE

Each member of the Falabella Group and each member of the D&S Group, individually and indivisibly, expressly represent that they have entered into this Merger Agreement willing and intending to be legally bound hereby and that the obligations hereof are enforceable.

14) EFFECTIVE TERM

The Merger shall be consummated within 60 days from the date on which evidence is furnished that the last of the conditions indicated in Section 10) above has been fulfilled. Special Shareholders’ Meetings of Falabella and D&S shall be called to be held on the same day, as determined by the Transition Committee.

15) PENALTY

Any Party who fails to perform its obligation to carry out and enter into the acts and contracts in the manner established by the Deliberative Body (the “Non-diligent Party”) shall pay the Respective Controlled Entity of the Party who is diligent or is willing to perform its obligation to carry out and enter into the acts and contracts as provided by the Deliberative Body (the “Penalty Payee” and “Diligent Party”, respectively), a penalty totaling US$300,000,000 (three hundred million United States dollars).

The penalty provided in the preceding paragraph is deemed notwithstanding and in addition to the right of the Diligent Party to demand payment of actual damages sustained by the same as a result of the breach by the Non-diligent Party, before the Deliberative Body.

16) JOINT AND SEVERAL LIABILITIES

All the members of each Group shall be jointly and severally liable unto the other Group with regard to fulfillment of the obligations of all the members of its respective Group.

17) DISPUTE RESOLUTION

The Parties agree to establish a swift and effective mechanism for the timely, fair resolution of any disputes as may arise between them in connection with the interpretation and performance of this Agreement, all as indicated in Exhibit A hereto.

18) NOTICES TO THE AUTHORITIES AND PUBLIC

Any notices and communications required to be made by the Parties under the laws, regulations, corporate bylaws, contractual provisions, standards of the SVS or international regulatory entities, shall be the responsibility of each party and shall not require the consent or prior approval of the other Party, provided however that said party shall be required to advise the other Party in advance in regard to the obligation to communicate or notify certain events and, if possible, accompanying the contents of the respective communication.

Publications, press releases and other public information in relation to the Merger and not mandatory under the laws, regulations, corporate bylaws, contractual provisions, standards of the SVS or international regulatory entities shall be disclosed by mutual consent of the Parties, agreeing on the respective texts. To this end, the Parties designate the agents referred to in Section 19) to coordinate all the communication activities referred to in this section.

19) COMMUNICATIONS BETWEEN THE PARTIES

All communications, notifications or notices to be sent between the Parties hereunder shall be made in writing and delivered in person, by registered mail or electronic mail to the following representatives at the addresses indicated hereinbelow:

To the Falabella Group:
Mr. Juan Cuneo Solari
E-mail: jcuneo@falabella.cl
Address: Rosas 1665, Santiago

c.c.: Mr. Cristián Lewin Gómez
E-mail: clewin@estudiolewin.cl
Address: Huérfanos 1022, 10th floor, Santiago

To the D&S Group:
Mr. Hans Eben Oyanedel
E-mail: heben@golf99.cl
Address: El Golf 99, 15th floor, Las Condes

c.c: Mr. Alberto Eguiguren Correa
E-mail: aeguiguren@honoratorussi.cl
Address: Roger de Flor 2736, 6th floor, Las Condes, Santiago

The notices and communications between the Parties shall be deemed received and consequently perfected upon delivery if sent in person; five business days following their dispatch if sent by registered mail or courier service; and the following bank business day after transmission if sent by e-mail.

If either Party changes address or e-mail address or replaces the representative authorized to receive communications, said Party shall advise this situation to the other Party within five bank business days following the occurrence of such change and in any case as provided in this section. Otherwise, all communications sent to the address, e-mail or representative mentioned above shall be fully effective for the purposes of this Merger Agreement.

20)  LEGAL CAPACITY

Each member of the Falabella Group and of the D&S Group represents, for the benefit of the other members of both groups, that it has sufficient authority and has been all other corporate or other requirements to validly assume the obligations contemplated hereby, which are enforceable in accordance with their terms.

21) DESIGNATION OF REPRESENTATIVE

The members of the Falabella Group designate Mr. Juan Cuneo Solari, domiciled at Rosas 1665, Santiago, and the members of the D&S Group designate Mr. Hans Eben Oyanedel, domiciled at El Golf 99, 15th floor, Las Condes, as their respective representatives, with full authority in connection with this Merger Agreement, especially including, but not limited to, any matter that must be known or decided by the Deliberative Body, including any notification required by the same, without limitation.

22) GOVERNING LAW

The provisions of this Merger Agreement shall be governed by the laws of the Republic of Chile.

23) DOMICILE

For all intents and purposes, the Parties establish their domicile in the municipal district of Santiago.

Members of the Falabella Group	Members of the D&S Group

/signed/	/signed/
Reinaldo Solari Magnasco	Felipe Ibáñez Scott, pro se and
p.p. Servicios e Inversiones Trucha S.A.

/signed/	/signed/
Juan Cuneo Solari	Rodrigo Cruz Matta
p.p. Seprocom S.A.

/signed/	/signed/
Sergio Cardone Solari	Rodrigo Cruz Matta
p.p. Empresas Almac S.A.

/signed/	/signed/
Liliana Solari Falabella	Rodrigo Cruz Matta
p.p. Future Investments S.A.

/signed/	/signed/
Juan Carlos Cortés Solari	Rodrigo Cruz Matta
p.p. International Supermarket Holdings S.A.

/signed/
José Luis del Río Goudie
p.p. Dersa S.A.

EXHIBIT A
DISPUTE RESOLUTION MECHANISM

1.
The Parties agree to designate the deliberative body referred to herein, in an ex aequo et bono arbitration or proxy capacity, as the case may be (the “Deliberative Body”), with the express authority to integrate this Merger Agreement and establish the provisions that the Definitive Contracts are to include in all aspects not expressly regulated herein, in any and all aspects thereof, whether of its essence, inherent thereto or merely incident thereon, in the same manner as article 1809 of the Civil Code authorizes a third party to determine the price of a purchase & sale transaction, as well as to establish the timing for the execution of such Definitive Contracts; determine a breach by any of the parties and, if applicable, establish and order the payment of the penalty determined by the Merger Agreement, or any other effects of the breach of any obligation. In such case, the Deliberative Body shall act as an irrevocable proxy for the Parties to this effect, pursuant to article 241 of the Code of Commerce, which is deemed without prejudice to the full jurisdictional authority of the Deliberative Body in its ex aequo et bono arbitration capacity.

2.
The Deliberative Body shall be comprised of three members, two of whom shall not be attorney (the “Non-Attorney members”) and one shall be an attorney (the “Deliberative Body Chair”). The Falabella Group shall designate one Non-Attorney Member and the D&S Group shall designate the other Non-Attorney Member. The Deliberative Body Chair will be entitled to decide on any issue in which the Non-Attorney Members are unable to agree, and shall be one of the persons designated in the following paragraph, in the order established therein.

3.
The Parties hereby designate, first, as Deliberative Body Chair, Mr. Roberto Guerrero del Río. If Mr. Roberto Guerrero del Río is unwilling or unable to accept this position, the Parties designate Mr. Sergio Urrejola Monckeberg. If Mr. Sergio Urrejola Monckeberg is unwilling or unable to accept this position, the Parties designate Mr. Miguel Luis Amunátegui Monckeberg. If Mr. Miguel Luis Amunátegui Monckeberg is unwilling or unable to accept this position and the Parties are unable to agree on another person, the authority to integrate this Merger Agreement shall be deemed terminated for all intents and purposes. And in such case any dispute theretofore or thereafter arising between the parties shall be resolved by the Deliberative Body, the jurisdictional authority of which shall survive in full force and effect, which body shall be chaired by the person who, in the absence of any agreement between the Non-Attorney members, is designated by the Santiago Chamber of Commerce. If the third member is designated by the Santiago Chamber of Commerce, each Party will have the discretional right (without cause) to veto up to 10 persons.

4.
The induction process for the Deliberative Body to exercise its functions as an ex aequo et bono arbitration panel or proxy, as the case may be, shall commence with a communication sent by registered mail by either of the groups to the other group, (i) indicating the intention to establish the procedure and (ii) designating the Non-Attorney Member said group is entitled to designate. The group that receives this communication shall have a deadline of 10 business days to designate the Non-Attorney Member said group is entitled to designate and advise the name of the designee by registered mail to the group that commenced the procedure. If the Party who did not commence the induction process does not designate the Non-Attorney member it is entitled to designate within the stated term, said party shall by virtue of that fact alone be deemed as having delegated the designation of said Non-Attorney member to the Santiago Chamber of Commerce (the “Chamber”), which shall designate the same from among the non-attorney members on the list of arbitrators kept by its Arbitration Center.

5.
Arbitration shall be completed within 3 months from the date on which the last of the members of the Deliberative Body is sworn in, except if, on reasonable grounds, the Deliberative Body Chair decides to extend the term for an additional 3 months. The Parties expressly waive any remedies to which they could be entitled against the award and any other decision made or issued by the Deliberative Body.

6.
The Parties waive the witness challenges contemplated by sections 4 and 5 of article 358 of the Code of Civil Procedure in relation to the inability of witnesses due to employment ties with the parties submitting said witnesses, notwithstanding the authority of the arbitration panel to weigh the evidential value of their testimonies.

EXHIBIT B
REPRESENTATIONS AND WARRANTIES

The Falabella Group and the D&S Group make the following representations with regard to its Respective Controlled Entity, including the entities controlled by the Respective Controlled Entity (collectively, the “Relevant Entities”) and warrants that said representations are effective as of this date and as of the date of the Merger.

1.	Organization: The Relevant Entities are companies legally organized and validly existing and licensed and authorized to conduct their businesses as they presently do.

2.
Licenses and Authorizations: The Relevant Entities are in possession of all permits, patents, licenses, franchises, concessions and government authorizations (the “Permits”) necessary for their operations as they have been conducted in the past., both in Chile and in the other countries where they do business, considering that certain establishments and warehouses are functioning under temporary permits, and except for those permits the absence or defect of which does not generate a material adverse impact.

3.
Title to Assets: The Relevant Entities own, possess and hold the tangible and intangible assets, chattels and real property (the “Assets”) that are recorded in their accounting books as being under their ownership, possession or leasehold, respectively, and said Assets are not subject to any liens, prohibitions, limitations or litigation other than as described in the Pertinent Financial Statements. In case of any absence of or cloud on title (a “Cloud on Title”) as to the ownership, possession or leasehold of Assets, the Cloud on Title (i) does not affect assets that, individually or collectively considered, are of significance to the Relevant Entities taken as a whole, and (ii) does not materially compromise or limit the normal conduct of activities by the Relevant Entities taken as a whole.

4.
Financial Statements: The Pertinent Financial Statements (i) have been prepared in accordance with generally accepted accounting principles of Chile or the relevant jurisdiction (the “GAAP”), (ii) fairly reflect the financial position of the Relevant Entities, the results of their operations, assets, liabilities and equity accounts as of their date of preparation, and (iii) do not contain or fail to include anything the inclusion or omission of which would render them misleading in any material respect. Between the date of the Financial Statements as of December 31, 2006 and this date (i) there have been no material adverse variations to the consolidated net worth of the Relevant Entities, (i) there has been no variation to the accounting policies of the Relevant Entities or on the manner they are applied, and (iii) no significant liabilities, actual or contingent, have been incurred except for those originating in the ordinary course of business consistent with past practices. The estimations, valuations, allowances and reserves (the “Estimations”) used by the Company in preparing the Financial Statements as of December 31, 2006, with regard to trade debtors, consumer loans and inventories are sufficient and adequate considering expected losses, GAAP and the standards of the Banking and Finance Commission or other competent regulatory agencies, as the case may be. Between the date of the Financial Statements as of December 31, 2006 and this date and the date of the Merger, there have not been and shall not be any significant variations to the criteria used in making the Estimations.

5.
Agreements and Transactions with Shareholders and Executives: The Relevant Entities are not required by any contract or undertaking (i) that are contrary to the provisions of articles 44 or 89 of Law 18,046 or (ii) with executives of the Relevant Entities, executed other than on arm’s length terms with regard to deliverables, effectiveness, consequences of termination or otherwise.

6.
Taxes: The Relevant Entities (i) have filed in time and form all the tax returns they are required to file under applicable laws, (ii) have paid or withheld and paid to the tax authorities, as the case may be, in time and form, all taxes, fees, duties and assessments generally (the “Taxes”), and (iii) are not the subject of any action, claim, assessment or procedures in relation to Taxes entailing significant payments not correctly reflected in the Financial Statements as of December 31, 2006. In case of any errors or inaccuracies in any such aspects, said errors or inaccuracies do not materially affect or henceforth compromise the normal conduct of the activities of the entities referred to in (a).

For the purposes of this section, “Pertinent Financial Statements” include the Financial Statements as of December 31, 2006, as of December 31, 2007, and those prepared in connection with the Merger.

Consequences of Breach:

If the total effect on any inaccuracy in the representations made by D&S and Falabella does not exceed US$50,000,000 and US$100,000,000, respectively, there shall be no consequences.

If the total effect of any inaccuracy in the representations exceeds the amounts referred to in the preceding paragraph, the Surviving Company shall be paid damages by the non-diligent Party in the amount required to place the Surviving Company in a position equivalent to that in which it would have been had the inaccuracy in question not taken place, for any damage in excess of US$50,000,000 or US$100,000,000, in each case.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: _______, 2007